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Talcott Resolution Life and Annuity Insurance Company
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May 4, 2023 update to the product notice dated May 1, 2023

On April 10, 2023, the Board of Directors of Morgan Stanley Variable Insurance Fund, Inc. approved a Plan of Liquidation with respect to the Core Plus Fixed Income Portfolio (the “Portfolio”). The Portfolio will suspend the offering of its shares to all investors at the close of business on or about July 26, 2023, and the liquidation is expected to occur on or about July 28, 2023 (“Liquidation Date”).
For Contract Owners not invested in the Fund:
Contract Owners not invested in the Fund need not take any action.
For Contract Owners invested in the Fund:
Due to the liquidation of the Portfolio, you will no longer be able to allocate new Premium Payments or make transfers to the affected Sub-Account, including program trades after the close of trading at the New York Stock Exchange on or about July 26, 2023 (the “closing date”). If you do not want any of your Contract Value to be automatically transferred from the Portfolio to the Invesco V.I. Government Money Market Fund, you must contact our Annuity Contact Center prior to the close of trading on or about the closing date and provide instructions to transfer Contract Value to another available portfolio. If you do not provide alternative instructions to transfer your Contract Value from the affected Portfolio prior to the closing date, we will automatically transfer any of your Contract Value remaining in the Portfolio on the closing date to the Invesco V.I. Government Money Market Fund Sub-Account.
Also, effective as of the close of business on the closing date:
•DCA, Asset Rebalancing and/or InvestEase® Programs: If you are enrolled in a DCA, Asset Rebalancing and/or InvestEase® Program that includes the Portfolio you may provide us alternative instructions prior to the closing date. If you do not provide us alternative instructions prior to closing date, we will automatically update your DCA, Asset Rebalancing and/or InvestEase® Program to replace the Portfolio with the Invesco V.I. Government Money Market Fund Sub-Account;
•Automatic Income Program: If you are enrolled in an Automatic Income Program that includes the Portfolio, your income payments will continue to come out of the Portfolio until the Portfolio liquidates at the close of trading on or about the Liquidation date. Upon the Portfolio’s liquidation, all Contract Value in the Portfolio will be automatically transferred to the Invesco V.I. Government Money Market Fund Sub-Account and your Automatic Income Program will be automatically updated to replace the Portfolio with the Invesco V.I. Government Money Market Fund Sub-Account, unless you provide us alternative instructions prior to the Liquidation date; and
•Allocation Models (Pre-defined or custom (“self-select”)): If you are invested in an Allocation Model that includes the Portfolio, the model will be automatically updated on the closing date to replace the Portfolio with the Invesco V.I. Government Money Market Fund Sub-Account. If you are in a “self-select” model and would like to change your selections or you would like to invest in a different model you may provide us new instructions at any time.
Fund transfers made from the Invesco V.I. Government Money Market Fund Sub-Account within 60 calendar days after the Liquidation date, will not count against any limit on the number of transfers in one contract year.
If you have questions, or need assistance with fund transfers and updates to future contribution allocations, please call our Annuity Contact Center at 1-800-862-6668, Monday through Thursday, 8:00 a.m. to 7:00 p.m., or Friday, 9:15 a.m. to 6:00 p.m., Eastern Time. Contact your investment professional if you need advice on your unique financial situation.
Upon completion of the liquidation of the Portfolio, all references to the Portfolio in the product notice are deleted.

This update should be retained for future reference.
HV-7959